April 16, 2007
Larry M. Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: Fortune Industries, Inc.
Form 10-K for the fiscal year ended August 31, 2006 filed November 29, 2006
Forms10-Q for the fiscal quarter ended November 30, 2006 filed January 16, 2007
File No. 0-19049
Dear Mr. Spirgel:
This letter relates to the Comment Letter directed to the Company from the Staff of the Securities and Exchange Commission dated March 26, 2007 and received on March 30, 2007 in connection with the Form 10-K filed by the Company for the fiscal year ended August 31, 2006 and the Form 10-Q filed by the Company for the fiscal quarters ended November 30, 2006.
As indicated to the SEC, we are currently in the process of filing our 10-Q for our most recent fiscal quarter and anticipate on filing our responses to your Comment Letter on Friday, April 20, 2007. You may contact me at (317) 532-1374 if you have any questions regarding this correspondence.
Sincerely,
/s/ Amy E. Gallo
Amy E. Gallo
Chief Financial Officer